FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated September 27, 2023

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Bank”), in compliance with the Securities Market legislation, hereby communicates the following:

inside information

Further to the inside information communicated on 26 September 2023 (registration number 1978), and having obtained the appropriate regulatory authorization, Banco Santander hereby gives notice of the commencement of a new program to repurchase own shares (the “Buy-Back Programme” or the “Programme”) for a maximum amount of 1,310 million euros, equivalent to c. 25 % of the Group’s underlying profit in the first half of 2023. The Buy-Back Programme will be executed pursuant to the resolutions adopted by the general shareholders’ meeting held on 31 March 2023 and will have the following characteristics:

-	Purpose of the Buy-Back Programme: to reduce the Bank’s share capital through the redemption of the shares acquired under the Programme in the share capital reduction approved by the 2023 Annual Shareholders' Meeting under item 5ºB of the agenda.

-	Maximum investment: the Buy-Back Programme will have a maximum monetary amount of 1,310 million euros.

-	Maximum price: Banco Santander intends to implement the Buy-Back Programme in a way that causes the average purchase price of shares not to exceed 4.57 euro, corresponding to the tangible book value per share at 30 June 2023.

-	Maximum number of shares: The maximum number of shares that may be acquired pursuant to the Programme will depend on the average price at which they are acquired, but will not exceed 1,604,701,732 shares. Assuming that the average purchase price at which shares are acquired pursuant to the Programme were 3.60 euros, the maximum number of shares that would be acquired would be 363,888,889 (c. 2.25% of the Bank’s share capital).

-	Other conditions: shares will be purchased at market price, subject to the following restrictions:

o	The Bank may not purchase shares at a price higher than the greater of the following two: (a) the price of the last independent trade, or (b) the highest current independent purchase bid on the trading venue where the purchase is carried out.

o	The Bank may not purchase on any trading day more than 25% of the average daily volume of the Bank’s shares on the trading venue on which the purchase is carried out. The average daily volume will be based on the average daily volume traded in the twenty (20) business days preceding the date of each purchase.

-	Indicative duration of the Buy-Back Programme: from 28 September 2023 to 25 January 2024. However, the Bank reserves the right to terminate the Buy-Back Programme if, prior to its expiry date, the maximum monetary amount is reached or if any other circumstances so advise.

-	Execution of the Buy-Back Programme: the Programme will be managed by Goldman Sachs International, who will independently make trading decisions concerning timing. Acquisitions under the Buy-Back Programme may be made in the Spanish Automated Quotation System (Mercado Continuo), as well as in Turquoise Europe, DXE Europe and Aquis Exchange Europe.

The interruption, termination or modification of the Buy-Back Programme will be duly communicated to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores). Transactions under the Buy-Back Programme will be publicly disclosed within 7 daily market sessions following the date of their execution.

The implementation of the remainder of the shareholder remuneration policy for 2023 is subject to the appropriate corporate and regulatory approvals.

Boadilla del Monte (Madrid), 27 September 2023

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-
semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q2 2023 Financial Report, published on 26 July 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 27, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance